UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File Nos. 333-255865 and 333-271884).

EXPLANATORY NOTE

On April 3, 2025, Sequans Communications S.A. (“Sequans” or “the Company”) announced that it regained compliance with the New York Stock Exchange (NYSE) continued listing standards.

On April 9, 2024, the NYSE notified Sequans of its non-compliance due to the Company’s average global market capitalization falling below $50 million over a consecutive 30-trading-day period, while at the same time, its stockholders’ equity was below $50 million. Additionally, the average closing price of the Company’s American Depositary Shares (ADSs) was below $1.00 per share over a consecutive 30-trading-day period.

To address these deficiencies and restore compliance, Sequans took corrective actions, including adjusting the ratio of its ordinary shares represented by ADSs, effective October 9, 2024, and increasing its stockholders’ equity and market capitalization following a $200 million strategic transaction that closed September 30, 2024. The change in exchange ratio had the same effect as a 1-for-2.5 reverse stock split of the ADSs, effectively increasing the trading price of the ADSs to meet NYSE listing requirements. The gains from the strategic transactions resulted in a significant increase in stockholders’ equity.

Following these measures, the NYSE has confirmed that Sequans is now fully compliant with all applicable listing requirements.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated April 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: April 3, 2025	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer